Exhibit 11.2

TAL EDUCATION GROUP

STATEMENT OF POLICIES
GOVERNING MATERIAL, NON-PUBLIC INFORMATION AND
THE PREVENTION OF INSIDER TRADING

(amended and restated effective June 16, 2025)

This Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading (this “Statement”) of TAL Education Group, a Cayman Islands company (the “Company”), sets forth the Company’s policies against insider trading.

I.OVERVIEW

Preventing insider trading is necessary to comply with United States securities law and to preserve the reputation and integrity of the Company as well as that of all persons affiliated with it. “Insider trading” occurs when any person purchases or sells a security while in possession of inside information relating to the security. As explained in Section III below, “inside information” is information which is considered to be both “material” and “non-public.”

The Company considers strict compliance with the policies (the “Policy”) set forth in this Statement to be a matter of utmost importance. Violation of this Policy could cause extreme embarrassment and possible legal liability to the violator and the Company, its direct and indirect subsidiaries and affiliated entities (collectively, the “TAL Group”). Knowing or willful violations of the letter or spirit of the Policy will be grounds for immediate dismissal from the TAL Group. Violation of the Policy might expose the violator to severe criminal penalties as well as civil liability to any person injured by the violation. The monetary damages flowing from a violation could be multiple times the profit realized by the violator.

This Statement applies to all officers, directors, employees and consultants of the TAL Group (each, an “Insider”) and extends to all activities within and outside an individual’s duties at the TAL Group. Every director, officer, employee and consultant of the Company must review this Statement, and when requested by the Company, must execute and return the Certificate of Compliance attached hereto to the chief financial officer of the Company, who also serves as the compliance officer (the “Compliance Officer”), within seven (7) days after receipt the request.

Questions regarding the Statement should be directed to the Compliance Officer at hegui@tal.com.

II.POLICIES PROHIBITING INSIDER TRADING

For purposes of this Statement, the terms “purchase” and “sell” of securities does not include acceptance of options granted by the issuer thereof and the exercise of options that does not involve a sale of securities. Among other things, the cashless exercise of options does involve sale of securities and therefore is subject to the policies set forth below.

A.

No Trading - No Insider may purchase or sell any type of security or enter into a binding security trading plan in compliance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (a “Trading Plan”) while in possession of material non-public information relating to the Company, its American Depositary Shares (“ADSs”) representing its common shares or other securities of the Company (“Material Information”).

If any Insider is in possession of Material Information, the above policy mandates that the Insider may not purchase or sell the Company’s securities or enter into a Trading Plan until the later of (i) the expiration of a forty-eight-hour waiting period following public disclosure of the Material Information by the Company, and (ii) the lapse of one full Trading Day of the New York Stock Exchange (the “NYSE”) following such public disclosure. “Trading Day” is defined as a day on which the NYSE is open for trading. Except for public holidays in the U.S., NYSE’s regular trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday. Any Trading Plan adopted by a director, officer, employee or consultant must comply with the requirements set forth in the Requirements for Trading Plans attached as Exhibit A hereto.

In addition, no Insider may purchase or sell any Company security or enter into a Trading Plan without the prior clearance by the Compliance Officer during any period the Company has designated as a “limited trading period,” regardless of whether such Insider possesses any Material Information. The Compliance Officer may declare limited trading periods at the times that he or she deems appropriate, and need not provide any reason for making a declaration.

Furthermore, all transactions in Company securities (including, without limitation, acquisitions and dispositions of the ADSs, sale of the Company’s common shares issued upon exercise of stock options and the execution of a Trading Plan, but excluding the acceptance of options granted by the Company and the exercise of options that does not involve sale of securities) by officers, directors and key employees designated by the Company from time to time must be pre-approved by the Compliance Officer. A pre- clearance request shall be submitted to the Compliance Officer at least five business days in advance of the proposed transaction. If the Compliance Officer is the requester, his/her pre- clearance request shall be submitted to the Company’s Chief Executive Officer or his delegate for approval. The person requesting pre-clearance will be asked to certify that he or she is not in possession of Material Information about TAL Group. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. Approval for transactions of the Company’s securities will generally be granted only during a Trading Window (described in Section II-B below) and the transaction may only be performed during the Trading Window in which the approval is granted and in any event within two business days from the date of approval.

Additionally, no Insider may purchase or sell securities of another company at any time when the Insider has material non-public information about that company, including, without limitation, any of TAL Group’s suppliers, customers or partners, when that information was obtained, in whole or in part, as a result of the Insider’s employment or relationship to the Company.

Please see Section III below for an explanation of the Material Information.

B.

Trading Window – Assuming none of the “no trading” restrictions set forth in Section II-A above applies, no officer, director, employee or consultant may purchase or sell any security of the Company or enter into a Trading Plan other than during the Trading Window (defined below). The “Trading Window” is the period in any fiscal quarter of the Company commencing at the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the prior fiscal year or fiscal quarter, as applicable, and ending on February 28/29, May 31, August 31 and November 30.

In other words,

(1)beginning on March 1 of each year, no Insider may purchase or sell any security of the Company or enter into a Trading Plan until the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal year ended on February 28/29 of the prior year, and

(2)beginning on June 1, September 1 and December 1 of each year, no Insider may purchase or sell any security of the Company or enter into a Trading Plan until the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal quarter ended on May 31, August 31, and November 30 of that year, respectively.

If the Company’s public disclosure of its financial results for the prior period occurs on a Trading Day more than four hours before the NYSE closes for trading, then such date of disclosure shall be considered the first Trading Day following such public disclosure.

Please note that trading in Company securities during the Trading Window does not provide a “safe harbor,” and all Insiders should strictly comply with all the policies set forth in this Statement.

When in doubt, consult the Compliance Officer before trading.

Notwithstanding the foregoing, sale of securities pursuant to an existing Trading Plan which was entered into in accordance with the Policy and in compliance with applicable law is not subject to the restrictions on trading in Sections II A and II B above.

C.No Tipping - No Insider may directly or indirectly disclose any Material Information to anyone who trades in the Company’s securities, and no Insider may make buy or sell recommendations on the basis of Material Information.

D.Confidentiality - No Insider may communicate any Material Information to anyone outside the Company under any circumstances unless approved by the Compliance Officer in advance, or to anyone within the Company other than on a need-to-know basis.

E.No Comment - No Insider may discuss any internal matters or developments of the Company with anyone outside the Company, except as required in the performance of regular corporate duties. Unless you are expressly authorized to the contrary, if you receive any inquiries about the Company or its securities from any press, investment analyst, investor or other outsiders, or any requests for comments or interviews, you should decline to comment and direct the inquiry or request to the Compliance Officer or any other office designated by the Chief Executive Officer.

F.Corrective Action - If any information that may be deemed as Material Information is inadvertently disclosed, any Insider having knowledge of such disclosure should notify the Compliance Officer immediately so that the Company can determine whether or not any corrective action, such as a disclosure to the general public, is warranted.

G.No Short Sales, Hedging or Speculative Transactions - No Insider, whether or not he or she possesses Material Information, may trade in options, warrants, puts and calls or similar instruments on the Company’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery). Such activities may put the personal gain of the Insider in conflict with the best interests of the Company and its stockholders or otherwise give the appearance of impropriety. No Insider may engage in any transactions (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company’s equity securities.

H.Margin Accounts and Pledges - Securities purchased on margin may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Accordingly, if an Insider purchases securities on margin or pledges them as collateral for a loan, a margin sale or foreclosure sale may occur at a time when the Insider is aware of Material Information or otherwise are not permitted to trade in the Company’s securities. The sale, even though not initiated at the Insider’s request, is still a sale for the Insider’s benefit and may subject the Insider to liability under the insider trading rules if made at a time when the Insider is aware of Material Information. Similar cautions apply to a bank or other loans for which the Insider has pledged stock as collateral.

Therefore, no Insider, whether or not in possession of Material Information, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan, without first obtaining pre-clearance. Request for approval must be submitted to the Compliance Officer (or his/her designee) at least two weeks prior to the execution of the relevant documents. The Compliance Officer is under no obligation to approve any request for pre-clearance and may determine not to permit the arrangement for any reason. Approvals will be based on the particular facts and circumstances of the request, including, but not limited to, the percentage amount that the securities being pledged represent of the total number of the Company’s securities held by the person making the request and the financial capacity of the person making the request. Notwithstanding the pre-clearance of any request, the Company assumes no liability for the consequences of any transaction made pursuant to such request.

I.Policy Effective Time - For all Insiders, this Policy continues in effect until the opening of the first Trading Window after termination of employment or other relationship with the Company, except that the pre-approval requirements set forth in Section II-A continue to apply to directors and officers of the Company for six months after the termination of their status as a director or officer.

III.EXPLANATION OF INSIDER TRADING

As noted above, “insider trading” refers to the purchase or sale of a security while in possession of “material” “non-public” information relating to the security. The aforementioned securities include not only stocks, bonds, notes and debentures, but also options, warrants and similar instruments. “Purchase” and “sale” are defined broadly under the U.S. federal securities law. “Purchase” includes not only the actual purchase of a security, but also any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but also any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, the grant and exercise of stock options and acquisitions and exercises of warrants, puts, calls and other derivatives related to a security. It is generally understood that the definition of “insider trading” includes the following:

●	Trading by insiders while in possession of material, non-public information;
●	Trading by persons other than insiders while in possession of material, non-public information where the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was misappropriated; and
●	Communicating or tipping material, non-public information to others, including recommending the purchase or sale of a security while in possession of such information.

As noted above, for purposes of this Statement, the terms “purchase” and “sell” of securities exclude (i) the acceptance of options granted by the issuer thereof and the exercise of options that does not involve sale of securities; among other things, the cashless exercise of options does involve sale of securities and therefore is subject to the policies set forth in this Statement; or (ii) the sale of common shares or ADSs representing common shares by the Company to cover tax withholding obligations incurred upon the exercise of options held by employees and/or vesting of restricted stock awards or restricted stock units held by employees when vesting occurs on a pre-determined date.

What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity.

Examples of material information include (but are not limited to) information concerning:

●	dividends;
●	corporate earnings or earnings forecasts;
●	changes in financial condition or asset value;
●	negotiations for the mergers or acquisitions or dispositions of significant subsidiaries or assets;
●	significant new contracts or the loss of a significant contract;
●	significant new products or services;
●	significant marketing plans or changes in such plans;
●	capital investment plans or changes in such plans;
●	material litigation, administrative action or governmental investigations or inquiries involving the TAL Group or its officers or directors;
●	significant borrowings or other financings;
●	defaults on borrowings;
●	new equity or debt offerings;
●	significant personnel changes;
●	changes in accounting methods and write-offs; and
●	any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

A good general rule of thumb: When in doubt, do not trade.

What is Non-public?

Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such commonly believed to be trustworthy media sources as Dow Jones, Reuters Economic Services, The Wall Street Journal, Bloomberg, Associated Press or United Press International. Circulation of rumors, even if later proven to be truth and is reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow approximately forty-eight (48) hours following publication as a reasonable waiting period before such information is deemed to be public.

Who is an Insider?

“Insiders” include officers, directors, employees and consultants of a company and anyone else who has material inside information about a company. Insiders have independent fiduciary duties to their company and its stockholders not to trade on material, non- public information relating to the company’s securities. All Insiders should consider themselves insiders with respect to material, non-public information about business, activities and securities of the Company. Insiders may not trade the Company’s securities while in possession of material, non-public information relating to the Company, or tip or otherwise communicate, except on a need-to-know basis, such information to others.

It should be noted that trading of the Company’s securities by members in an Insider’s household could be deemed the responsibility of such Insider under certain circumstances and give rise to legal and Company-imposed sanctions.

Trading by Persons Other than Insiders

Insiders may be liable for communicating or tipping material, non-public information to a third party (“tippee”), and insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, non-public information tipped to them, or individuals who trade on material, non-public information which has been misappropriated.

Tippees inherit an insider’s duties with respect to, and are liable for trading on, material, non-public information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, non-public information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings.

Penalties for Engaging in Insider Trading

Penalties on individuals engaging in insider trading and their employers for trading on or tipping material, non-public information can extend well beyond any profits made or losses avoided by the violators. The US Securities and Exchange Commission (“SEC”) and Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the US federal securities laws include:

●	SEC administrative sanctions;
●	Sanctions by self-regulatory organizations in the securities industry;
●	Civil injunctions;
●	Damage awards to private plaintiffs;
●	Disgorgement of all profits;
●	Civil fines for the violator of up to three times the amount of profit gained or loss avoided;
●	Civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of US$1,000,000 or three times the amount of profit gained or loss avoided by the violator;
●	Criminal fines for individual violators of up to US$1,000,000 (US$2,500,000 for an entity); and
●	Jail sentences of up to 10 years.

In addition, insider trading could result in serious sanctions by the Company, including immediate dismissal. Insider trading violations are not limited to violations of the US federal securities laws. Other US federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO) may have also been violated in an insider trading case.

Exhibit A

REQUIREMENTS FOR TRADING PLANS

For transactions under a Trading Plan to be exempt from (A) the prohibitions in the Policy with respect to transactions made while aware of Material Information and (B) the pre- clearance procedures and blackout periods established under the Policy, the Trading Plan must comply with the affirmative defense set forth in Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, and must meet the following requirements:

1.	The Trading Plan must be in writing and signed by the person adopting the Trading Plan.
2.	The Trading Plan must be adopted at a time when:
a.	the person adopting the Trading Plan is not aware of any Material Information; and
b.	there is no quarterly, special or other trading blackout in effect with respect to the person adopting the plan.
3.

The Trading Plan should be structured to avoid purchases or sales shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated Trading Plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before the Company announces Material Information, and the investing public and media may not understand the nuances of trading pursuant to a Trading Plan. This could result in negative publicity for the Company if the SEC or NYSE were to investigate these trades.

4.

The Trading Plan must be entered in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the person adopting the Trading Plan must act in good faith with respect to such Trading Plan.

5.	The Trading Plan shall be subject to an applicable cooling-off period (the “Applicable Cooling-off Period”):
a.

If the person adopting the Trading Plan is a director or officer of the Company, the first trade under the Trading Plan may not occur until after the later of (a) 90 calendar days after adoption of the Trading Plan and (b) two business days following the disclosure of the Company’s financial results in (i) a Form 6-K for the completed fiscal quarter in which the Trading Plan is adopted, in case the Trading Plan is adopted in the first, second or third quarter of a calendar year and (ii) a Form 20-F for the year in which the Trading Plan is adopted, in case the Trading Plan is adopted in the fourth quarter of a calendar year (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the Trading Plan); or

A- 1

b.

If the person adopting the Trading Plan is not a director or officer of the Company, the first trade under the Trading Plan may not occur until after 30 calendar days after the adoption of the Trading Plan.

6.

If the person adopting the Trading Plan is a director or officer of the Company, such director or officer must include a representation in the Trading Plan certifying that, on the date of adoption of the plan:

a.	The individual director or officer is not aware of any Material Information about the security underlying the plan or the Company; and
b.

The individual director or officer is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the U.S. Securities Exchange Act of 1934, as amended.

7.	The Trading Plan must have a minimum term of one year (starting from when trades may first occur in accordance with these requirements).
8.	Regarding modifications:
a.	The Trading Plan may only be modified when the person modifying the Trading Plan is not aware of Material Information.
b.	The Trading Plan may only be modified when there is no quarterly, special or other blackout in effect with respect to the person modifying the plan.
c.

The first trade under the modified Trading Plan may not occur until after the expiration of the Applicable Cooling-off Period. The existing plan would remain in effect until the modified plan comes into effect.

d.	The modified Trading Plan must have a minimum duration of one year from the time when trades may first occur under the modified plan in accordance with these requirements.
9.	The person adopting the Trading Plan shall not have any other Trading Plan outstanding, except as permitted under Rule 10b5-1(c)(1)(ii)(D).
10.	Within the one year preceding the modification or adoption of a Trading Plan, a person may not have otherwise modified or adopted a plan more than once.
11.

If the person that adopted the Trading Plan terminates the plan prior to its stated duration, he or she may not trade in the Company’s securities until after the later of (a) the commencement of the next Trading Window and (b) 30 calendar days after termination.

12.	The Company must be promptly notified of any modification or termination of the Trading Plan, including any suspension of trading under the plan.

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13.	The Company must have authority to require the suspension or cancellation of the Trading Plan at any time.
14.

The person adopting the Trading Plan must not exercise any subsequent influence over how, when or whether the purchases or sales are made. If the Trading Plan grants discretion to a broker or other person with respect to the execution of trades under the plan:

a.	trades made under the Trading Plan must be executed by someone other than the broker or other person that executes trades in other securities for the person adopting the Trading Plan;
b.	the person adopting the Trading Plan may not confer with the person administering the Trading Plan regarding the Company or its securities; and
c.	the person administering the Trading Plan must provide prompt notice to the Company of the execution of a transaction pursuant to the plan.
15.	All transactions under the Trading Plan must be in accordance with applicable law.
16.	The Trading Plan (including any modified Trading Plan) must meet such other requirements as the Compliance Officer may determine.
17.	The Trading Plan must be submitted to the Company’s Compliance Officer with an executed certificate stating that the Trading Plan complies with Rule 10b5-1 and the criteria set forth above.

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CERTIFICATION OF COMPLIANCE

TO:	Compliance Officer

FROM:

RE:	STATEMENT OF POLICIES OF TAL EDUCATION GROUP GOVERNING MATERIAL, NON-PUBLIC INFORMATION AND THE PREVENTION OF INSIDER TRADING (Dated: )

I have received and reviewed and understand the above-referenced Statement of Policies (the “Policy”), and hereby undertake, as a condition to my present and continued employment at or association with TAL Education Group or its subsidiary or affiliated entity (the “Company”), to comply fully with the Policy.

I hereby certify that I have adhered to the Policy during the time period that I have been employed by or associated with the Company.

I agree to adhere to the Policy during any future period I am employed by or associated with the Company.

Signature:
Name:
ID Card Number:
Title:
Date: